

NEWS RELEASE

2nd QUARTER 2003 RESULTS
GROWING BOTH EARNINGS AND GOLD INVENTORY
INCREASING RED LAKE PRODUCTION FORECAST

(All dollar amounts in US$ unless otherwise stated)

Toronto, July 23, 2003 – GOLDCORP INC. (GG: NYSE; G:TSX) is pleased to announce its financial and operating results for the quarter ended June 30, 2003. The most significant events are listed below.

Q2, 2003 SIGNIFICANT EVENTS

- **Earnings increased by 11% (compared to Q2, 2002) to $0.10 per share despite the Company holding back 14% (21,648 ounces) of its gold production from sale.**

- **Gold Bullion holdings grew by 10% to 7.6 tonnes (245,224 ounces). Goldcorp now has more gold than Mexico.**

- **Balance sheet remains one of strongest in the gold industry. Cash balances are positively affected by an increasing CDN$:US$ exchange rate as more than 95% of cash is held in Canadian dollars.**

- **Gold production forecast for the Red Lake Mine in 2003 has been increased to 530,000 oz.**

- **Red Lake Mine Expansion Project is on schedule, on budget and offers shareholders LOW RISK, VALUE ADDED GROWTH.**

FINANCIAL RESULTS
2nd Quarter Ended June 30, 2003

Earnings increased 11% to **$17.8** million, or **$0.10 per share,** on **Revenues** of $48.8 million, compared with Earnings of $15.2 million, or $0.09 per share, on Revenues of $48.2 million for the corresponding period in 2002.

The improvement in Earnings occurred despite 14% (21,648 ounces) of our gold production being withheld from sale. The principal reasons for the earnings improvement were the 12% higher realized gold price and a reduction in the

income tax provision. The realized gold price during the quarter was $352 per ounce, $5 higher than the average for the period.

Cash flow from operations during the quarter was **$16.6 million**, or **$0.09 per share**, compared with $21.0 million, or $0.12 per share, during the 2nd quarter, 2002. The primary reason for the decrease in cash flow was the payment of tax installments on 2003 earnings totaling $10 million which were made during the quarter. The negative effects of these tax installments were partially offset by lower reclamation expenditures and other working capital movements.

Goldcorp's **Balance Sheet** continues to be exceptionally strong. The Company remains **Debt-Free!** Goldcorp's liquid **treasury assets** had a market value of **$353 million** at June 30, 2003 and consisted of: **Cash** of $200 million, **Gold Bullion** of $85 million and **Marketable Securities** of $68 million. The value of treasury assets increased $23 million during the quarter.

An increase in the CDN$:US$ exchange rate positively affects Goldcorp's cash position as more than 95% is held in Canadian dollars. During the 2nd quarter the increase in this exchange rate positively impacted the cash position as reported in US dollars, by $17.5 million.

Goldcorp continues to believe that **GOLD IS MONEY** and that we are in the early stages of a **BULL MARKET** for gold. Consequently the company **remains UNHEDGED** and has continued to increase its gold holdings. During the second quarter Goldcorp increased its gold holdings to **245,224 ounces** or **7.6 tonnes**, which represents **an increase of 10%** from the 1st quarter ended March 31, 2003. The Company's gold holdings are now **greater than those of Mexico** and are **more than 46** (or 40%) **of the 114 countries** who report gold holdings.

Goldcorp has acquired its gold in two ways. **First**, the Company has held back a portion of its production from sale. During the 2nd quarter, 2003, **21,648 ounces** were held back from sale representing 14% of the Company's total quarterly production. Goldcorp has now acquired a total of **121,407 ounces** in this manner. **Second**, the Company has periodically purchased gold. During the 2nd quarter, 2003 no gold purchases were made and the amount of gold acquired in this way remained constant at **123,817 ounces**.

Six Months Ended June 30, 2003

Earnings were **$32.2 million**, or **$0.18 per share,** on Revenues of **$96.2 million**, compared

with earnings of $28.1 million, or $0.16 per share, on Revenues of $87.2 million for the six months ended June 30, 2002. In addition to the increased revenue relative to 2002, earnings were also positively affected by a number of factors, which in decreasing order of magnitude were: a lower foreign currency loss, an increase in interest income, and lower corporate administration costs. These effects were partially offset by several negative factors, which in decreasing order of magnitude were: a loss on marketable securities, higher operating costs (which are discussed under operating results), an increase in the provision for a loss in the value of gold bullion purchased (resulting from the increasing CDN$:US$ exchange rate), higher depreciation, depletion and reclamation charges, and increased exploration expenses.

Cash flow from operations was **$2.3 million**, or **$0.01 per share**, compared with $41.3 million, or $0.24 per share, for the same period in 2002. The large decline in cash flow was the result of $50 million of income taxes, comprised of a $35 million one-time payment for 2002 and $15 million in installments made to date for 2003.

OPERATING RESULTS
2nd Quarter Ended June 30, 2003

Gold production was **149,354 ounces** at a **cash cost** of **$100 per ounce** sold, compared with 149,015 ounces at a cash cost of $86 per ounce sold during the same period in 2002.

The **Red Lake Mine** produced **129,860 ounces** of gold at a **cash cost of $73 per ounce** sold during the quarter compared with 130,491 ounces at a cash cost of $60 per ounce sold during the 2nd quarter ended June 30, 2002. Production during the quarter included a contribution of 1,463 ounces processed from concentrate. The average grade of ore processed at the Red Lake Mine during the period was 2.47 ounces of gold per ton (opt) (or 84.7 grams per tonne (gpt)) compared with a grade of 2.45 opt (84.0 gpt) processed during the 2nd quarter, 2002. The recovery rate was 87.8% for the 2nd quarter, 2003 compared with the recovery rate of 92.3% for the 2nd quarter, 2002. The recovery rate in the Red Lake mill continues to be affected by arsenic levels, however the overall recovery rate (after treatment of concentrate) has remained consistent at 96.5%.

Production costs at the Red Lake Mine increased in the 2nd quarter relative to the same period in 2002 as a result of three principal factors which were: the higher CDN$:US$ exchange rate, higher development costs associated with an increase in the use of undercut mining methods, and increased labour costs resulting from regulatory changes affecting overtime charges. However, costs in the quarter were slightly lower than in the previous quarter ended March 31, 2003.

The **Wharf Mine** produced 19,494 ounces at a cash cost of $282 per ounce sold compared with 18,524 ounces at a cash cost of $281 per ounce sold during the same period in 2002. Costs remain higher than the Company believes is achievable and reflect a lower recovery rate allowance being applied to the ounces going to the leach pad. Management at the mine have taken steps to minimize the effects of lower recovery by planning extended leaching times. The current forecast is 71,000 ounces for 2003 at a cash cost of $268 per ounce.

Saskatchewan Minerals experienced a decrease in sales during the 2nd quarter, 2003 as a result of the stronger Canadian dollar negatively effecting demand for the product.

2003 Production Increase

The gold production forecast for the Red Lake Mine in 2003 has been increased to 530,000 ounces from 510,000 ounces due to increased production from concentrates.

Cash production costs are expected to increase to $80 per ounce from the previous forecast of $75 per ounce as a result of the increased contribution of the higher cost gold produced from concentrate and the increased strength of the Canadian dollar relative to the US dollar.

Processing of gold-bearing concentrate will start in the 3rd quarter at the Goldstrike facility in Nevada. Processing of gold-bearing concentrate began at the Campbell Mine (which is adjacent to Goldcorp's Red Lake Mine) at the end of the 2nd quarter.

Corporately, gold production is forecast to be 601,000 ounces with a cash production cost of $100 per ounce. Goldcorp has one of the lowest production costs in the industry.

Six Months Ended June 30, 2003

Gold production was **283,097 ounces** at a **cash cost of $100 per ounce** sold, compared with 294,708 ounces at a cash cost of $91 per ounce sold during the same period in 2002.

The **Red Lake Mine** produced **247,199 ounces** at a **cash cost of $74 per ounce sold**, compared with 255,374 ounces at a cash cost of $62 per ounce sold during the same period in 2002. The average grade, and recovery rate of ore processed at the mine during the first six months of 2003 were, respectively 2.27 opt (77.84 gpt) and 87.7% compared with an average grade and recovery rate of, respectively, 2.25 opt (77.15 gpt) and 90.9% for ore processed during the first six months of 2002.

The **Wharf Mine** produced 35,898 ounces of gold at a cash cost of $280 per ounce sold during the 1st six months of 2003 compared with 39,334 ounces at a cash cost of $258 per ounce sold during the same period in 2002.

RED LAKE MINE EXPANSION
On Schedule and On Budget

The expansion of the Red Lake Mine is on schedule. This expansion involves the sinking of a new shaft to a depth of 7,150 feet, with a total hoist capacity of 4,000 tons per day (of ore and waste). During the 2nd quarter, 2003 the shaft sinking and underground development contract was awarded to Cementation Skanska Canada Inc. (Cementation). Cementation is one of the World's most experienced shaft sinking contractors, having completed well in excess of 300 shaft sinking projects globally over the last fifty (50) years.   The Company is currently completing 12 shaft sinking projects in four (4) countries to depths as great as 10,000 feet.

Significant progress was also made in a number of other areas during the 2nd quarter.   The engineering work advanced substantially as mine, shaft, and surface facility design work commenced in conjunction with initiation of the permitting process.   The access road and powerline to the site were both completed during the quarter. The majority of the site preparation was also completed, and excavation of the shaft collar commenced. Expenditures to date on the project have totaled approximately $5.0 million. Capital expenditures on the project for 2003 are forecast to be $36.0 million.   Total Capital expenditures for the entire expansion project are projected to be $94 million (assuming a CDN$:US$ exchange rate of 1.40). Completion of the expansion project is forecast for the second half of 2006 with 2007 being the first full year at the expanded production rate.

Low Risk, Value-Added Growth

Upon completion of the expansion project, **production** at the Red Lake Mine is anticipated to **increase by approximately 40%** from 2003 levels to **more than 700,000 ounces** annually at **costs below $70 per ounce**. At a gold price of $350 per ounce and a CDN$:US$ exchange rate of 1.40 the Internal Rate of Return (IRR) for the project is 46% and the **payback period only 1.2 years**.

Goldcorp remains focused on bottom line growth which increases per share value and which eliminates or minimizes the risk elements which challenge the growth efforts of many other gold companies.   These include financial, political, technical and environmental risk elements. With the Company's exceptionally strong balance sheet and strong free cash flow generation, the project is fully financed and therefore has **no financial risk**. In addition, the **other principal risk elements** (described above) **are minimal**. Consequently this expansion project offers true low risk and value-added growth which is

extremely competitive with any of the other gold mine development projects currently being completed, or contemplated, anywhere in the world.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend six times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	145 King Street West
Telephone: (416) 865-0326	Suite 2700
Fax: (416) 361-5741	Toronto, Ontario
e-mail: info@goldcorp.com	M5H 1J8
website: www.goldcorp.com	

Key Financial Statistics
(in US dollars)

	Three months ended June 30		Six months ended June 30	
Financial results (millions)	**2003**	2002	**2003**	2002
Total revenues	**$ 48.8**	$ 48.2	**$ 96.2**	$ 87.2
Gold sales	**$ 45.3**	$ 44.2	**$ 89.4**	$ 80.3
Earnings from operations	**$ 24.3**	$ 23.4	**$ 47.7**	$ 42.9
Earnings for the period	**$ 17.8**	$ 15.2	**$ 32.2**	$ 28.1
Operating cash flow	**$ 16.6**	$ 21.0	**$ 2.3**	$ 41.3
Per share data (dollars)				
Earnings Basic	**$ 0.10**	$ 0.09	**$ 0.18**	$ 0.16
Diluted	**$ 0.09**	$ 0.08	**$ 0.17**	$ 0.16
Cash Flow[1] Basic	**$ 0.09**	$ 0.12	**$ 0.01**	$ 0.24
Diluted	**$ 0.09**	$ 0.11	**$ 0.01**	$ 0.23
Cumulative bullion adjusted earnings [2]			**$ 0.28**	
Cumulative bullion adjusted cash flow [2]			**$ 0.24**	
Key financial ratios				
Gross operating margin	**64.6%**	67.6%	**65.3%**	65.6%
Net profit margin	**36.5%**	31.5%	**33.5%**	32.2%
Return on invested capital	**17.5%**	23.9%	**16.5%**	22.7%
Weighted average shares outstanding (millions)	**183.0**	176.6	**182.8**	171.1

Financial position (millions)	**June 30, 2003**	Dec 31, 2002
Cash and short-term investments	**$ 200.0**	$ 260.8
Gold bullion holdings (valued at market):		
Purchased	**$ 42.8**	$ 34.3
Produced, not sold	**42.0**	32.9
Total gold	**$ 84.8**	$ 67.2
Working capital	**$ 325.0**	$ 273.6
Long-term debt	**NIL**	NIL
Shareholders' equity	**$ 431.0**	$ 349.9
Shares outstanding (millions)	**183.1**	182.4

[1] Cash flow per share from operations is a non-GAAP measure that does not have any standardized meaning nor is it necessarily comparable with other companies.

[2] Cumulative bullion adjusted earnings and cash flow are not GAAP measures. Cumulative bullion adjusted earnings and cash flow indicate what the earnings and cash flow would have been if all gold held by Goldcorp (regardless of when and how acquired) had been sold at period end.

Key Operating Statistics
(in US dollars)

	Three months ended June 30		Six months ended June 30	
Totals	**2003**	2002	**2003**	2002
Gold produced (ounces)	**149,354**	149,015	**283,097**	294,708
Gold sold (ounces)	**127,706**	142,300	**257,572**	266,300
Per Ounce Data [1,2]				
Average realized gold price ($/oz)	**$ 352**	$ 313	**$ 348**	$ 302
Average spot gold price ($/oz)	**$ 347**	$ 313	**$ 349**	$ 302
Cash cost	**$ 100**	$ 86	**$ 100**	$ 91
Non-cash cost	**36**	31	**36**	28
Total cost	**$ 136**	$ 117	**$ 136**	$ 119

Results for Individual Operations

Gold Produced (ounces)				
Red Lake Mine	**129,860**	130,491	**247,199**	255,374
Wharf Mine	**19,494**	18,524	**35,898**	39,334
Total	**149,354**	149,015	**283,097**	294,708
Per Ounce Data ($/oz)				
Red Lake Mine				
Cash cost	**$ 73**	$ 60	**$ 74**	$ 62
Non-cash cost	**30**	28	**30**	27
Total cost	**$103**	$ 88	**$ 104**	$ 89
Wharf Mine				
Cash cost	**$282**	$281	**$280**	$258
Non-cash cost	**78**	53	**75**	33
Total cost	**$360**	$334	**$355**	$291

[1] Production costs are based on ounces of gold sold, which differs from ounces of gold produced.

[2] Cash and total costs are calculated in accordance with The Gold Institute standards.

Interim Management's Discussion and Analysis
For the quarter ended June 30, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three months and six months ended June 30, 2003.

Financial Results
(in millions of US dollars, except per share amounts)

| | Three months ended June 30 | | Six months ended June 30 | |
	2003	2002	**2003**	2002
Revenues	**$ 48.8**	$ 48.2	**$ 96.2**	$ 87.2
Revenues from gold sales	**$ 45.3**	$ 44.2	**$ 89.4**	$ 80.3
Realized gold price ($/oz)	**$ 352**	$ 313	**$ 348**	$ 302
Actual average gold price ($/oz)	**$ 347**	$ 313	**$ 349**	$ 302
Earnings	**$ 17.8**	$ 15.2	**$ 32.2**	$ 28.1
Per share: Basic	**$ 0.10**	$ 0.09	**$ 0.18**	$ 0.16
Diluted	**$ 0.09**	$ 0.08	**$ 0.17**	$ 0.16
Operating cash flow	**$ 16.6**	$ 21.0	**$ 2.3**	$ 41.3
Per share: Basic	**$ 0.09**	$ 0.12	**$ 0.01**	$ 0.24
Diluted	**$ 0.09**	$ 0.11	**$ 0.01**	$ 0.23

Revenues increased by 1% for the second quarter of 2003 compared with the corresponding period last year due to an increase of 12% in realized gold prices, which offset selling 14,594 fewer ounces of gold bullion. The gold price realized for the second quarter of 2003 was $352 per ounce, an improvement of $39 per ounce over the corresponding period last year. Goldcorp continues to withhold from sale part of its gold bullion production. Goldcorp sold 127,706 ounces, or 86% of gold bullion production, for the second quarter of 2003, compared with 142,300 ounces, or 95% of production, for the corresponding period last year.

Revenues increased by 10% for the six months ended June 30, 2003, compared with the corresponding period last year due to an increase of 15% in realized gold prices, which was partially offset by selling 8,728 fewer ounces of gold bullion. The gold price realized for the six months ended June 30, 2003 was $348 per ounce, an improvement of $46 per ounce over the corresponding period last year. Goldcorp sold 257,572 ounces, or 91% of gold bullion production, for the six months ended June 30, 2003, compared with 266,300 ounces, or 90% of production, for the corresponding period last year.

Earnings of $17.8 million for the second quarter of 2003 represented an increase of $2.6 million over the corresponding period last year. Included in the second quarter results was a reduction to income tax expense of $3.7 million, or $0.02 per share. This reduction was the result of changes to resource taxation rules under the Canadian Income Tax Act which became substantially enacted during the second quarter of 2003. Under the rules for accounting for income taxes, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in the Company's statement of operations at the time of substantial enactment.

Earnings for the six months ended June 30, 2003 of $32.2 million increased by $4.1 million over the corresponding period last year, largely due to the effect of increased gold prices and the reduction in the tax provision.

Cash flow from operations for the second quarter of 2003 was $16.6 million, compared with $21.0 million for the second quarter of 2002. Cash flow from operations for the six months ended June 30, 2003 was $2.3 million, compared with $41.3 million for the corresponding period last year. The reduction in operational cash flow for the six months ended June 30, 2003 and the second quarter of 2003 is largely due to a tax payment of approximately $35 million in the first quarter on 2002 earnings and increased tax installments for 2003 in both the first and second quarters.

At the end of June 30, 2003, Goldcorp had treasury assets at a market value of $353.3 million, comprised of cash and short-term investments of $200.0 million, gold bullion of $84.8 million and marketable securities of $68.5 million.

Gold bullion

During the second quarter of 2003, Goldcorp withheld from sale 21,648 ounces of its gold production. For the six months ended June 30, 2003 Goldcorp withheld from sale 25,525 ounces of its gold bullion production. Goldcorp withheld 60,821 ounces, or 10% of its annual gold bullion production, from sale in 2002. Goldcorp also added to its gold bullion holdings by purchasing 23,657 ounces of gold on the open market during the first six months of 2003. As at June 30, 2003, total holdings of gold bullion were 245,224 ounces with a market value of $84.8 million, based on the London Price Fix of $346.00 per ounce.

Under generally accepted accounting principles (GAAP), gold bullion is carried on the balance sheet at the lower of cost or market, until the ounces are sold. In addition, revenue on the produced gold bullion, or any gain on the purchased gold bullion is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion.

To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations if the bullion was sold. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Impact on earnings and cash flow if all gold bullion was sold at June 30, 2003
(in millions of US$, except per share amounts)

		Six months ended June 30, 2003	
		As reported under GAAP	Cumulative bullion adjusted results
Earnings		$32.2	$50.7
Per share:	Basic	$0.18	$0.28
	Diluted	$0.17	$0.27
Cash flow from operations		$ 2.3	$44.3
Per share:	Basic	$0.01	$0.24
	Diluted	$0.01	$0.23

Cumulative bullion adjusted earnings and cash flow is a measure of the Company's financial performance that reflects the unrealized (market value less cost) after-tax gain on gold bullion held at the end of the period versus the GAAP approach which uses a cost basis. At June 30, 2003, based on a closing gold price of $346.00 per ounce, the market value of the total gold bullion held was $84.8 million versus a reported value of $57.3 million, a difference of $27.5 million. Had the 245,224 ounces of gold been sold at June 30, 2003, Goldcorp's cash position would have increased by $84.8 million. This increase represents, on an after-tax basis, additional earnings of $18.5 million ($0.10 per share), and additional cash flow from operations of $42.0 million ($0.23 per share) [1]. The earnings and cash flow for the six months ended June 30, 2003 would have increased to $50.7 million ($0.28 per share) and $44.3 million ($0.24 per share), respectively.

Operational Review

Red Lake Mine

Operating Data	**Three months ended June 30**		**Six months ended June 30**	
	2003	2002	**2003**	2002
Tons of ore milled	**59,452**	60,705	**120,104**	120,987
Tons of ore milled per calendar day	**653**	667	**664**	668
Average mill head grade *(ounces per ton)*	**2.47**	2.45	**2.27**	2.25
Average recovery rate	**87.8%**	92.3%	**87.7%**	90.9%
Ounces of gold produced	**129,860**	130,491	**247,199**	255,374
Ounces of gold sold	**111,271**	125,100	**225,092**	227,400
Operating cost per ounce				
Cash production cost	**$ 73**	$ 60	**$ 74**	$ 62
Non-cash cost	**30**	28	**30**	27
Total operating cost	**$ 103**	$ 88	**$ 104**	$ 89

Financial Data *(in millions of US dollars)*				
Revenues	**$ 39.4**	$ 38.8	**$ 77.8**	$ 68.5
Operating profit	**$ 27.4**	$ 27.0	**$ 53.7**	$ 47.2
Operating margin (%)	**70%**	70%	**69%**	69%
Operating cash flow	**$ 30.6**	$ 30.5	**$ 60.4**	$ 53.5

[1] Additional cash flow from operations from gold bullion does not include the proceeds from the sale of the purchased bullion holdings. This is because the cash flow related to the sale of purchase gold bullion would be classified under investing activities on the Consolidated Statements of Cash Flow.

During the second quarter of 2003 the Red Lake Mine produced 129,860 ounces of gold at a cash cost of $73 per ounce, compared with 130,491 ounces at a cash cost of $60 per ounce for the corresponding period last year. For the six months ended June 30, 2003, the Red Lake Mine produced 247,199 ounces of gold at a cash cost of $74 per ounce, compared with 255,374 ounces at a cash cost of $62 for the corresponding period last year. The higher cash cost in 2003 is the result of a strong Canadian dollar along with a higher than normal amount of underground development and increased contractor labour costs.

Work continued on the expansion of the Red Lake Mine with over $5 million spent to date. During the second quarter the shaft sinking contract was awarded to Cementation Skanska Canada Inc.

Concentrate

Gold not recovered through the primary extraction process is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate to two facilities for processing: Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, which is located adjacent to the Red Lake Mine. Since mining of the High Grade Zone commenced in 2000, concentrate with over 100,000 ounces of contained gold has been produced. In addition to the High Grade Zone concentrate ("New Concentrate"), there is an existing stockpile of lower grade concentrate ("Old Concentrate") that was produced during the mining of the sulphide ore prior to the shutdown of the Mine in 1996. There is an estimated 25,000 ounces of contained gold in the Old Concentrate stockpile.

The New Concentrate that is being produced is "fully costed", carrying an inventory value including all mining and milling costs along with an appropriate allocation of depreciation. However, due to the uncertainty surrounding the economic recoverability of the ounces, the lower grade Old Concentrate has a carrying value of zero, with no inventoried mining or milling costs.

During the second quarter of 2003, 1,463 ounces of gold were processed from the New Concentrate at the Campbell Mine at a cash cost of $132 per ounce and a total cost of $160 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs). Also during the second quarter of 2003, 2,636 ounces of gold from the Old Concentrate was processed at the Goldstrike Mine at a cash cost of $211 per ounce (includes only transportation and secondary process costs). Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 2,636 ounces from Old Concentrate were included, year-to-date production would have been 249,835 ounces, at a cash cost of $75 per ounce and a total cost of $105 per ounce. During 2003, production from Old Concentrate is forecast to be approximately 15,000 ounces.

Wharf Mine

Operating Data	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Tons of ore mined (000's)	**823**	1,100	**1,695**	1,991
Tons of waste removed (000's)	**2,378**	3,835	**6,128**	6,789
Ratio of waste to ore	**2.89:1**	3.49:1	**3.62:1**	3.41:1
Tons of ore processed (000's)	**830**	978	**1,595**	1,965
Average grade of gold processed (opt)	**0.026**	0.029	**0.024**	0.026
Ounces of gold produced	**19,494**	18,524	**35,898**	39,334
Ounces of gold sold	**16,435**	17,200	**32,480**	38,900
Operating cost per ounce				
Cash production cost	$ **267**	$ 265	$ **266**	$ 246
Royalties and severance taxes	**15**	16	**14**	12
Total cash cost	$ **282**	$ 281	$ **280**	$ 258
Non-cash cost	**78**	53	**75**	33
Total operating cost	$ **360**	$ 334	$ **355**	$ 291

Financial Data
(in millions of US dollars)

Revenues	$ **5.8**	$ 5.4	$ **11.6**	$ 11.8
Operating profit (loss)	$ **(0.2)**	$ (0.3)	$ **(0.1)**	$ 0.4
Operating margin (%)	**(3%)**	(6%)	**(1%)**	3%
Operating cash flow	$ **1.1**	$ 0.5	$ **2.4**	$ 1.7

Production at the Wharf Mine improved during the second quarter of 2003, compared with the first quarter of 2003, although operating costs remained high. Wharf produced 19,494 ounces at a cash cost of $282 per ounce for the second quarter of 2003, compared with 18,524 ounces at a cash cost of $281 per ounce for the corresponding period last year. Production for the six months ended June 30, 2003, was 35,898 ounces at a cash cost of $280 per ounce, compared with 39,334 ounces at a cash cost of $258 per ounce for the corresponding period last year.

During 2002, operations shifted to the Trojan Pit, which is the Mine's remaining pit. Due to greater hauling distances and a higher strip ratio, increased costs were forecast. In addition, the change in ore composition from the Trojan Pit has slowed the rate of gold recovery from the leach pads, which has also led to higher costs.

The non-cash cost for both the three and six months ended June 30, 2003 also increased over the corresponding periods in 2002, due to the shift in operations to the Trojan Pit. The increased costs are related to the pre-stripping of waste rock to access the ore in the pit. The pre-stripping is capitalized and then amortized over the Mine's remaining ounces.

Saskatchewan Minerals

(in millions of US dollars, operating data in thousands of tons)

Operating Data	**Three months ended June 30**		**Six months ended June 30**	
	2003	2002	**2003**	2002
Tons produced	**27.2**	36.8	**59.3**	67.5
Tons sold	**28.3**	35.1	**56.3**	61.0
Financial Data				
Revenues	**$ 3.5**	$ 4.0	**$ 6.8**	$ 6.9
Operating profit (loss)	**$ 0.5**	$ 0.9	**$ 1.1**	$ 1.4
Operating margin (%)	**14%**	23%	**16%**	20%
Operating cash flow	**$ 0.6**	$ 1.0	**$ 1.3**	$ 1.5

Revenues and operating profit were lower in the second quarter of 2003 compared with the corresponding period last year, due to the effect of the stronger Canadian dollar. Revenues and operating profit for the six months ended June 30, 2003 were nevertheless consistent with last year, due to strong first quarter results.

Expenses
(in millions of US dollars)

	Three months ended June 30		**Six months ended June 30**	
	2003	2002	**2003**	2002
Operating	**$ 17.3**	$ 15.6	**$ 33.4**	$ 30.0
Corporate administration	**$ 2.2**	$ 3.8	**$ 4.1**	$ 5.4
Depreciation, depletion and reclamation	**$ 4.7**	$ 4.5	**$ 9.4**	$ 7.7
Exploration	**$ 0.3**	$ 0.8	**$ 1.6**	$ 1.2

Increased operating costs are related to higher operating costs at the Red Lake Mine and the impact of a stronger Canadian dollar on the Canadian operations. In addition, a larger percentage of the gold bullion ounces sold was from Wharf Mine production, which is more costly to produce. This is reflected in a cash cost of $100 per ounce during the quarter, an increase of $14 per ounce over the same period last year. Consolidated cash cost for the six months ended June 30, 2003 was $100 per ounce, compared with $91 per ounce for the corresponding period last year. This was also the result of higher operating costs at the Red Lake Mine and the effect of a stronger Canadian dollar.

Lower corporate administration expense in both the three months and six months ended June 30, 2003, compared to the same period in 2002, is largely due to a non-recurring bonus payment of approximately $2 million during the second quarter of 2002. This has been partially offset by a stronger Canadian dollar in 2003 which has increased the cost of corporate administration in US dollar terms.

Depreciation, depletion and reclamation expenses incurred for the second quarter of 2003 were $4.7 million, compared with $4.5 million for the corresponding period last year. Depreciation, depletion and reclamation expenses incurred for the six months ended June 30, 2003 were $9.4 million, compared with $7.7 million for the corresponding period last year. The increase is related to the amortization at the Wharf Mine of capitalized pre-stripping required to access the ore in the Mine's remaining pit.

Total exploration expenditures (both expensed and capitalized) were $4.7 million for the second quarter of 2003, compared with $3.9 million in 2002. Total exploration expenditures were $9.8 million for the six months ended June 30, 2003, compared with $6.8 million for the corresponding period last year. All exploration expenditures incurred relate to the Red Lake area.

Other Income (Expense)
(in millions of US dollars)

| | Three months ended June 30 | | Six months ended June 30 | |
	2003	2002	2003	2002
Interest and other income	$ 1.9	$ 0.5	$ 3.6	$ 1.1
Loss on foreign currency	$ (1.1)	$ (5.4)	$ (1.6)	$ (5.4)
Provision for loss on gold bullion investment	$ (2.2)	$ (0.4)	$ (2.2)	$ (0.4)
Gain (loss) gain on marketable securities	$ 0.2	$ 5.5	$ (0.6)	$ 5.5

Interest and other income earned for the second quarter of 2003 was $1.9 million, compared with $0.5 million in 2002. Interest and other income for the six months ended June 30, 2003 was $3.6 million, compared with $1.1 million for the corresponding period last year. The increase was due to higher cash balances resulting from an April 2002 equity financing and cash generated from operations.

The loss on foreign currency is largely the result of the movement in the CDN$/US$ rate of exchange on US$ denominated monetary assets in the Company's Canadian operations.

The provision for loss on gold bullion investment of $2.2 million for the second quarter and six months ended June 30, 2003, compares with $0.4 million for the second quarter and six months ended June 30, 2002. The loss on gold bullion is related to the strengthening of the Canadian dollar, effectively reducing, in Canadian dollars terms, the carrying value of the Company's purchased gold bullion.

The gain of $0.2 million on marketable securities for the second quarter of 2003 compares with a gain of $5.5 million for the corresponding period last year. The loss of $0.6 million for the six months ended June 30, 2003, compares with a gain of $5.5 million for the corresponding period last year.

Liquidity and capital resources

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

Treasury assets
(in millions of US dollars)

	As at June 30, 2003	As at December 31, 2002
Cash and short-term investments	$ 200.0	$ 260.8
Purchased gold bullion - at market value	42.8	34.3
Produced gold bullion - at market value	42.0	32.9
Marketable securities - at market value	68.5	14.7
Total	$ 353.3	$ 342.7

Cash and short-term investments decreased by $60.8 million, from $260.8 million at December 31, 2002, to $200.0 million at June 30, 2003. During the period, operating activities generated $2.3 million, while investing and financing activities used $86.5 million and $11.3 million, respectively. The effect of exchange rate changes on cash increased the reported cash and short-term investments by $34.7 million. These cash flow items are explained in more detail below.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no significant off balance sheet liabilities. Goldcorp operations participate in defined contribution pension plans. Contributions to defined contribution plans are based on specified percentages of salaries. Goldcorp has no associated unfunded pension liabilities.

Cash generated by operations

Goldcorp's cash flow from operations was $16.6 million, or $0.09 per share, for the second quarter of 2003. This compares with $21.0 million, or $0.12 per share, in 2002. The reduction in operating cash flow is largely related to increased tax installments of approximately $10 million. Cash flow from operations was $2.3 million, or $0.01 per share, for the six months ended June 30, 2003, compared with $41.3 million, or $0.24 per share, for the corresponding period last year. The reduction in operating cash flow is related to the tax payments of approximately $35 million on 2002 earnings made during the first quarter as well as increased tax installments on forecast earnings for 2003. The Company expects to pay taxes totaling approximately $70 million in 2003.

Investing activities - Mining Interests
(in millions of US dollars)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Red Lake	**$ 11.4**	$ 4.5	**$ 18.2**	$ 7.8
Wharf Mine	**2.7**	2.5	**5.8**	4.6
Saskatchewan Minerals	**0.1**	0.2	**0.1**	0.2
Total	**$ 14.2**	$ 7.2	**$ 24.1**	$ 12.6

During the second quarter of 2003, the Company invested $14.2 million in mining interests, with 80% expended at the Red Lake Mine. Expenditures for the six months ended June 30, 2003 were $24.1 million, compared with $12.6 million for the corresponding period last year.

Investing activities – Marketable securities

During the second quarter of 2003 there was increased activity with respect to Goldcorp's investments in marketable securities. Net purchases of $44.3 million were made, increasing Goldcorp's marketable securities portfolio at June 30, 2003 to $63.9 million.

Financing activities

The Company made two dividend payments of $0.025 per share, for payments totaling $9.1 million during the second quarter of 2003, bringing the total dividends paid for the six months ended June 30, 2003 to $13.7 million.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in CDN$. As a result, the strengthening of the CDN$ since December 31, 2002, has had a positive impact on the reported cash on the balance sheet. This impact, totaling $34.7 million, is reflected on the Consolidated Statements of Cash Flow under the effect of exchange rate changes on cash.

Outlook

Based on a average gold price of $350 per ounce for the year, Goldcorp is forecasting earnings of $66 million, or $0.36 per share, compared with earnings of $66 million, or $0.37 per share in 2002. Cash flow from operations is expected to be $46 million, or $0.25 per share, down from $104 million, or $0.59 per share, in 2002. The decrease is the result of the $70 million increase in tax payments required in 2003. Approximately half of the payments due are related to earnings from the Canadian operations in 2002. The second half, are payments required on an installment basis on earnings in 2003. The double payment of taxes is a one-time event.

Total gold production for 2003 is forecast to be approximately 601,000 ounces, compared with 607,919 ounces in 2002. Consolidated cash cost is expected to be approximately $100 per ounce, while non-cash cost is expected to be $37 per ounce. This compares with $93 cash cost per ounce and $32 non-cash cost per ounce for the year ended December 31, 2002.

The Red Lake Mine is planning to produce approximately 530,000 ounces and includes approximately 50,000 ounces of gold produced from the new concentrate. Average mill head grade is projected to be 2.22 opt (76.1 gpt) with an average recovery rate of approximately 89%. The production is based on milling 650 tons per day, compared with 656 tons per day in 2002. Cash costs are budgeted to be less than $80 per ounce (versus $65 per ounce in 2002), while total costs are expected to be less than $105 per ounce (versus $94 in 2002). The higher cost is largely the result of a strengthening Canadian dollar along with higher operating costs from increased processing costs related to concentrate ounces.

The Wharf Mine is forecast to produce approximately 71,000 ounces of gold in 2003 at a cash cost of approximately $268 per ounce. Total costs are forecast to be $346 per ounce, compared with $300 per ounce in 2002. The higher cost reflects the increased costs from the Trojan Pit and the slower rate of gold recovery from the leach pads.

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands of United States dollars)

	As at June 30, 2003	As at December 31, 2002
	(unaudited)	
Assets		
Current assets		
Cash and short-term investments	$ 200,020	$ 260,833
Gold bullion inventory (note 4)		
Purchased (market value: $42,841; 2002: $34,330)	42,841	31,337
Produced (market value: $42,007; 2002: $32,864)	14,491	10,779
Accounts receivable	5,194	3,103
Marketable securities		
(market value: $68,514; 2002: $14,685)	63,928	5,923
Inventories	18,290	14,104
Prepaid expenses	926	1,298
	345,690	327,377
Mining interests, net	160,269	124,444
Deposits for reclamation costs	4,902	4,489
Other assets	1,351	1,208
	$ 512,212	$ 457,518
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 1,320	$ 5,348
Accrued liabilities	15,574	11,080
Income and mining taxes payable	3,282	36,897
Future income and mining taxes	474	405
	20,650	53,730
Provision for reclamation costs	18,306	17,712
Future income taxes	42,261	36,134
Shareholders' equity		
Capital stock (note 6)	351,249	348,848
Cumulative translation adjustment	45,521	(14,627)
Retained earnings	34,225	15,721
	430,995	349,942
	$ 512,212	$ 457,518

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
			(restated - note 3)	
Revenues				
Gold bullion	$ 45,236	$ 44,184	$ 89,391	$ 80,266
Industrial minerals	3,514	4,020	6,834	6,941
	48,750	48,204	96,225	87,207
Expenses				
Operating	17,270	15,620	33,385	30,023
Corporate administration	2,213	3,818	4,111	5,394
Depreciation, depletion and reclamation	4,706	4,492	9,373	7,718
Exploration	258	827	1,611	1,217
	24,447	24,757	48,480	44,352
Earnings from operations	24,303	23,447	47,745	42,855
Other income (expense)				
Interest and other income	1,934	547	3,582	1,094
Loss on foreign currency	(1,079)	(5,413)	(1,622)	(5,443)
Provision for loss on gold bullion investment	(2,161)	(368)	(2,161)	(368)
Gain (loss) on marketable securities	189	5,463	(622)	5,495
	(1,117)	229	(823)	778
Earnings before taxes	23,186	23,676	46,922	43,633
Income and mining taxes				
Provision	9,091	8,487	18,417	15,533
Other (note 2)	(3,704)	-	(3,704)	-
	5,387	8,487	14,713	15,533
Earnings for the period	$ 17,799	$ 15,189	$ 32,209	$ 28,100
Earnings per share				
Basic	$ 0.10	$ 0.09	$ 0.18	$ 0.16
Diluted	$ 0.09	$ 0.08	$ 0.17	$ 0.16

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit) (unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
			(restated - note 3)	
Retained earnings (deficit) at beginning of period	$ 21,003	$ (21,524)	$ 15,721	$ (30,323)
Earnings for the period	17,799	15,189	32,209	28,100
Dividends	(4,577)	(4,551)	(13,705)	(8,690)
Interest on note receivable for capital stock	-	-	-	27
Retained earnings (deficit) at end of period	$ 34,225	$ (10,886)	$ 34,225	$ (10,886)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
			(restated - note 3)	
Cash provided by (used in)				
Operating activities				
Earnings for the period	$ 17,799	$ 15,189	$ 32,209	$ 28,100
Items not affecting cash				
Depreciation, depletion and reclamation	4,706	4,492	9,373	7,718
Provision for loss on gold bullion investment	2,161	368	2,161	368
Loss (gain) on marketable securities	(189)	(5,463)	622	(5,495)
Future income taxes	(845)	1,137	(41)	2,267
Reclamation expenditures	(9)	(1,942)	(60)	(2,086)
Other	-	(140)	-	(138)
Change in non-cash operating working capital	(7,028)	7,383	(41,972)	10,611
Net cash provided by operating activities	16,595	21,024	2,292	41,345
Investing activities				
Mining interests	(14,210)	(7,241)	(24,136)	(12,583)
Purchase of gold bullion	-	(25,902)	(7,572)	(25,902)
Purchases of marketable securities	(48,663)	(27,912)	(62,057)	(27,912)
Proceeds from sale of marketable securities	4,331	24,696	7,436	24,749
Increase in deposits for reclamation costs	(135)	(163)	(128)	(1,847)
Net cash used in investing activities	(58,677)	(36,522)	(86,457)	(43,495)
Financing activities				
Issue of capital stock	1,142	138,701	2,401	140,144
Repayment of note receivable for capital stock	-	2,413	-	2,413
Dividends paid to common shareholders	(9,145)	(4,551)	(13,705)	(8,690)
Net cash provided by (used in) financing activities	(8,003)	136,563	(11,304)	133,867
Effect of exchange rate changes on cash	17,476	8,552	34,656	8,522
Increase (decrease) in cash and short-term investments	(32,609)	129,617	(60,813)	140,239
Cash and short-term investments at beginning of period	232,629	88,726	260,833	78,104
Cash and short-term investments at end of period	$ 200,020	$ 218,343	$ 200,020	$ 218,343

The accompanying notes are an integral part of these consolidated financial statements

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)
(United States dollars, tabular amounts in thousands)

1. **General**

    The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

    These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2. **Changes to Taxation of Resource Income**

    The Company's income tax balances reflect the impact of proposed changes to the federal resource taxation rules which were announced in the February 2003 federal budget and are considered substantively enacted as at June 30, 2003. These changes include the deduction of certain portions of mining taxes as well as the lowering of federal income tax rates applicable to resource income. The effect of these changes results in a reduction to future taxes payable of $3.7 million, which has been reflected in the current income tax provision.

3. **Change in Accounting Policy – Marketable Securities**

    During the third quarter of 2002, the Company began accounting for marketable securities at the lower of cost or market determined on an individual security basis. The effect of this change had no impact on retained earnings at January 1, 2002. The gain on marketable securities recognized in the six months ended June 30, 2002 has been reduced by $2,473,000 ($1,962,000 after tax, or $0.01 per share) with the deficit at June 30, 2002 increased by $1,962,000. The related securities were sold during the third quarter in 2002 and the resulting gain was realized.

4. **Gold Bullion**

    During the six months ended June 30, 2003, the Company had purchased 23,657 ounces of gold bullion for a total cost of $7,572,000. At June 30, 2003, based on a gold price of $346.00 per ounce, the market value of the 123,817 ounces of gold bullion that had been purchased was $42,841,000.

    At June 30, 2003, the Company had 121,407 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $14,491,000. The market value of the Company's produced gold bullion on June 30, 2003 was $42,007,000.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

5. **Segmented Information**

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

| | Three months ended | | Six months ended | |
| | June 30, | | June 30, | |
	2003	2002	2003	2002
Gold				
Revenues:				
Canada	$ 39,394	$ 38,743	$ 77,767	$ 68,459
United States	5,842	5,441	11,624	11,807
	45,236	44,184	89,391	80,266
Depreciation, depletion and reclamation	4,633	4,434	9,244	7,604
Operating income before taxes	25,998	26,267	50,743	46,824
Expenditures for mining interests	14,153	7,087	24,079	12,392
Industrial Minerals				
Revenues:				
Canada	$ 1,792	$ 2,348	$ 3,485	$ 3,896
United States	1,722	1,672	3,349	3,045
	3,514	4,020	6,834	6,941
Depreciation, depletion and reclamation	73	58	129	114
Operating income before taxes	518	998	1,113	1,425
Expenditures for mining interests	57	154	57	191
Total				
Revenues:				
Canada	$ 41,186	$ 41,091	$ 81,252	$ 72,355
United States	7,564	7,113	14,973	14,852
	48,750	48,204	96,225	87,207
Depreciation, depletion and reclamation	4,706	4,492	9,373	7,718
Operating income before taxes	26,516	27,265	51,856	48,249
Expenditures for mining interests	14,210	7,241	24,136	12,583

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

Reconciliation of earnings before taxes

	Three months ended		Six months ended	
	June 30,		June 30,	
	2003	2002	2003	2002
Operating income from reportable				
segments before taxes	$ 26,516	$ 27,265	$ 51,856	$ 48,249
Provision for loss on gold bullion investment	(2,161)	(368)	(2,161)	(368)
Gain (loss) on marketable securities	189	5,463	(622)	5,495
Interest and other income	1,934	547	3,582	1,094
Translation loss on foreign currency	(1,079)	(5,413)	(1,622)	(5,443)
Corporate administration	(2,213)	(3,818)	(4,111)	(5,394)
Earnings before taxes	$ 23,186	$ 23,676	$ 46,922	$ 43,633

6. **Capital Stock**

At June 30, 2003, the Company had 183,080,134 common shares outstanding. If all outstanding options and warrants had been exercised a total of 207,232,006 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

	Three months ended		Six months ended	
	June 30,		June 30,	
	2003	2002	2003	2002
Numerator:				
Earnings available to common shareholders	$ 17,799	$ 15,189	$ 32,209	$ 28,100
Denominator (shares in thousands):				
Weighted average shares outstanding	182,998	176,615	182,793	171,058
Effect of dilutive securities:				
Employee stock options and warrants	8,325	7,955	8,246	6,957
Adjusted weighted average shares and				
assumed conversions	191,323	184,570	191,039	178,015
Basic earnings per share	$ 0.10	$ 0.09	$ 0.18	$ 0.16
Diluted earnings per share	$ 0.09	$ 0.08	$ 0.17	$ 0.16

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three months ended		Six months ended	
	June 30,		June 30,	
	2003	2002	2003	2002
Stock options and warrants (shares in thousands)	8,010	5,425	8,015	2,713

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. For the six months ended June 30, 2003, 5,000 stock options were granted and 20,000 stock options were granted during the six months ended June 30, 2002. The cost related to the options were estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended		Six months ended	
	June 30,		June 30,	
	2003	2002	2003	2002
Earnings for the period	$ 17,799	$ 15,189	$ 32,209	$ 28,100
Compensation expense related to fair value of stock options	(1,000)	(1,199)	(2,278)	(1,818)
Pro forma earnings for the period	$ 16,799	$ 13,990	$ 29,931	$ 26,282
Pro forma earnings per share				
Basic	$ 0.09	$ 0.08	$ 0.16	$ 0.15
Diluted	$ 0.09	$ 0.08	$ 0.16	$ 0.15

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

7.   **Amalgamation with CSA Management Inc.**

During 2000, Goldcorp amalgamated with CSA Management Inc. (CSA), a major shareholder of Goldcorp with a 17% equity interest and a 44% voting interest. The Goldcorp common shares held by CSA were cancelled on amalgamation. For accounting purposes, the cancellation was treated as Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital	$ 36,553,000
Contributed surplus	5,569,000
Retained earnings	56,276,000
Total	$ 98,398,000

The accounting treatment had the effect of reducing Goldcorp's share capital, eliminating existing contributed surplus and moving the Company's retained earnings, at the date of the transaction, into a deficit position. At June 30, 2003, the Company had retained earnings of $34,225,000.